                         Filed by InfoSpace, Inc.
                         Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the
                            Securities Exchange Act of 1934
                         Subject Company:  Go2Net, Inc. (Commission File No.
                            001-12883)


                       --CONFIDENTIAL - DO NOT FORWARD--


Dear Go2Net Team,

Today Go2Net and InfoSpace announced a merger of our two companies. The full press release crossed the wire a few minutes ago, and the link is on the attached email.

Go2Net's executive management team and Board of Directors are very excited about this deal, as it will create a global powerhouse in wireless and broadband. The combined company will assume the InfoSpace name. The deal will not close until the November. There will be a tremendous amount of work and opportunity for employees from both organizations, and we anticipate that we will continue to grow rapidly.

We invite you to two separate meetings on Thursday to learn more about this merger. Thursday will be a big meeting day, but after these two meetings, we have to hit it hard and go back to work on Friday with renewed focus!:

     1. There will be a Go2Net company meeting on Thursday, July 27 from 10:00am -noon at the Four Seasons Hotel to discuss this merger in detail and to address your Go2Net-specific questions.

     2. There will be a joint Go2Net-Infospace meeting on Thursday, July 27 from 1pm-3pm at Meydenbauer Center in Bellevue. This meeting will focus on the synergies between the two companies and the huge opportunities that lie ahead. Transportation to both of the meetings will be arranged for all Seattle-based employees, and satellite offices will have call in numbers for both events. John Keister and/or Michelle Locke will email you about the details in a separate email later today.

The analyst community is already buzzing over this transaction. At first glance, we've heard it said that "it is a match made in heaven," and "this is a brilliant merger." We are going to work hard to make sure that this positive perception is carried through the next few days and weeks as we speak with dozens and dozens of institutional investors, analysts, and press.

This is clearly a significant step for us and for InfoSpace. This move will blend our visions - creating the first true wireless, narrowband, and broadband infrastructure company. Together, we will be a global leader in providing applications (like search and personal finance) and technologies (like our payment processing platform and games platform) across any device, (including PC, TV, wireless appliances and cell phones) and over any medium (including narrowband, broadband, and wireless).

In advance of the meeting on Thursday, we want to provide answers to the 20 top questions about the merger:

1.   Why is this a good move for Go2Net and InfoSpace?
------------------------------------------------------

     The combination of Go2Net and InfoSpace will create a formidable company that is a global industry leader. Immediately, the combined company will realize significant benefits including:

     . International. Strong international presence in more than 11 countries (and growing);

     . First mover. The creation of the Internet's first integrated, end-to-end, platform- agnostic solution for wireless carriers and broadband providers (DSL, MSOs, etc.), and any other private label prospects;

     . Distribution / Reach. Top-seven trafficked network with more than 20 million monthly unique visitors (according to Media Metrix);

     . Wireless Leader. The recognized market leader in wireless Internet -- having strategic relationships with more than 25 wireless carriers worldwide, including AT&T, GTE, US West, Vodafone/AirTouch, SBC, Bell Atlantic, VoiceStream, Verizon, Panafon, OmniTel and Libertal. This includes more than 80% market share in the US and more than 40% in Europe.

     . Broadband Leader. With distribution to Charter and RCN's more than 10 million homes, we are a leading provider of broadband PC and interactive TV services;

     . Infrastructure Leader. The combined company will have existing co-brand/private label relationships to provide applications, technologies and services to more than 3,000 companies, representing more than 90% unduplicated reach, including 4 of the top 5 trafficked Internet properties (according to Media Metrix).

     . Additional Revenue Opportunity. Capturing a larger share of the business-to-consumer ecommerce market ($463 billion by 2005), the business-to-business ecommerce market ($2 trillion by 2004), and the Internet advertising market ($54 billion by 2005);

     . Synergies. Substantial synergy in supplying our respective applications / technologies / services to each other at no incremental cost. Opportunity to upsell additional services to existing customers/partners;

     . Recurring Revenue Model. Strong recurring revenue streams comprised of licensing, subscriptions and transaction fees;

     .  Profits.  Significant and expanding operating profit margins;

     .  Strong balance sheet.  Cash position of approximately $450 million.

2.   Why merge now?
-------------------

     We believe this is a great time for this merger to happen because: (1) both companies are in the midst of establishing themselves as leaders in the wireless and broadband space, (2) both companies want to have global distribution for both wireless and broadband services. So by combining forces now, we can leverage each other's knowledge, experience, and existing relationships in these areas, rather than duplicate resources and compete. It will mean a bigger company with much greater upside!

3.   You say this is a merger but some people are calling it an acquisition.
----------------------------------------------------------------------------
     Which one is it?
     ----------------

     It is a merger. We call it a merger for the following reasons: (1) from an accounting perspective, the deal is a pooling of interests, not a purchase, so we are essentially combining our financial statements; (2) Go2Net is contributing equitable revenue to the combined company; (3) Go2Net's executive management will continue in key executive roles when the companies complete the merger later this year; and (4) Go2Net and InfoSpace have a similar number of total employees. Despite all of this, some members of the media and certain individuals will call it an acquisition since GNET shareholders will end up with INSP shares. That is fine. Technically, it is a merger, but we are not going to go on a holy war to explain this to people. The combined company will be named InfoSpace and we should feel at least as strongly about it as we have about Go2Net. Just because the name changes, it does not mean it is not OUR COMPANY. We should take tremendous pride in the position and opportunities of our new company.

4.   What happens to my Go2Net shares?
--------------------------------------

     At the time of closing (approximately in the November timeframe), Go2Net options will be exchanged for InfoSpace (INSP) options. The ratio for this exchange is 1.82. This means that on the closing date (in the November timeframe) you will receive 1.82 shares of INSP for each GNET share. As for options, your GNET options will be converted to INSP options at the closing in November. To calculate the conversion take the number of GNET options on a given grant and multiply by 1.82. Then, take the strike price for that same grant and divide by 1.82. So, for example, if you have 1,000 GNET options with a strike price of $50, you will now have 1,820 INSP options at a price of $27.47. Additionally, the vesting schedule on your option grant(s) will not change after the merger closes in November. If you have questions on this, please hold them for the meeting on Thursday, when we can go over this in more detail.

5.   Are there and trading restrictions on my Go2Net shares as part of this
---------------------------------------------------------------------------
     announcement?
     -------------

     Go2Net employees on the Restricted Trading List will be blacked out for 24 hours after the public announcement of the deal (in other words, you would be unable to trade until Friday at the market open).

     Go2Net employees who are not on the Restricted Trading List will not have any restrictions (beyond the normal insider regulations) on their ability to trade. In other words, if no one has ever told you or emailed you to inform you that you are on the Restricted Trading List, then you are not on the Restricted Trading List and therefore you are free to trade on Thursday, July 27 at the market open.

     Those employees who have any questions about their status should contact Peter Buck or Ethan Caldwell. In a situation like this, it is always better to ask!

6.   When is the closing?
-------------------------

     We believe the deal will close sometime late this year given the need for various shareholder and regulatory approvals. When we have a better idea about when the deal will close and any changes that will occur, we will call another meeting to discuss them.

7.   Will there be any acceleration of vesting as part of this merger?
----------------------------------------------------------------------

     No. Go2Net shares will be exchanged for InfoSpace shares, and acceleration is not part of this deal.

8.   Will there be layoffs as part of this merger?
--------------------------------------------------

     At this time, we do not see the need for layoffs due to the merger. There is very little overlap in what the two companies do. Both companies are growing quickly and rapidly hiring people across their entire organizations. We will need to continue finding great people to execute on our plan, so we will continue to hire aggressively. We need to get bigger, not smaller, as the new company will be extremely ambitious. For a lot of people, their daily job duties will not change much at all.

     Furthermore, we do not have any specific plans to cut or downsize certain departments. Of course, if we do see that there may be some downsizing or re-shuffling in certain areas of the organization, we will let people know and do our best to find fits for people in other parts of the organization. If this is the case, with a company of more than 1,000 employees and even more initiatives and opportunities, there will be plenty of flexibility to move people to different departments. Since we have four months or so to figure this out, we will use our time wisely and let you know if the coming changes will affect what you do on a day-to-day basis. Give us some time on this, because we will likely not be ready to discuss how our various departments will work together for at least 60-90 days. Thanks for your patience!

9.   What do we do between now and the closing of the merger?
-------------------------------------------------------------

     Between now and the closing, it is business as usual at Go2Net. We will not change the way we operate and go about our daily business until the deal is closed in November. The September quarter is a very, very important quarter for Go2Net. We need to focus on executing this quarter, reaching our departmental goals and revenue goals. And in addition to the departmental goals, we also need to focus on achieving each of our individual goals and having the best quarter in our history. We must continually work to deliver the business results and to drive the individual performances of each our products and services. It is essential that we continue to deliver... no, over-deliver... as we transition from two separate companies to a highly efficient merged and integrated entity.

10.  Should I contact my counterparts at InfoSpace to discuss the merger and
----------------------------------------------------------------------------
     setting department goals etc.?
     ------------------------------

     No. Please speak with your manager before contacting anyone at InfoSpace. We should not be calling people at InfoSpace and talking about how the companies will work together. At this point, this will be handled the executives of both companies.

11.  Are Russ and John going to leave?
--------------------------------------

     No way! Russ will be the President and vice-chairman of the combined company. The plan is for all executive management (including Russ, John, Mike, Rick, EricZ and others) to have key executive management positions in the new combined company. We will give you more details in the coming weeks. There will be 8 board seats, five of which will be designated for

     InfoSpace. Go2Net will have three seats, including one for Russ, one for Vulcan and one is TBD.

12.  What about the rest of the org chart?
------------------------------------------

     The executive management teams from InfoSpace and Go2Net will work together in the coming weeks to determine the specifics behind a new organizational structure - and we'll keep you updated. Our intent is to embrace the spirit of this merger and to work through any near-term ambiguity as quickly as possible. We are going to work to deliver a truly merged company in the end. We aren't going to hold back, we are going to go for it and make 1+1=3 as we combine companies.

     Again, specific roles post-November is not something people should be concerned with at this point. An integration of two large companies like this will take some time, even after the merger is closed. The key is to keep focused on executing our corporate and departmental goals. This is the most important thing you can do for Go2Net and the new company. Roles and org charts will take care of themselves over time.

13.  Where will the various departments be located? Bellevue or Seattle?
------------------------------------------------------------------------

     The plan is for the combined company to maintain the Pier, our other existing offices and and InfoSpace's new headquarters in downtown Bellevue. There may be certain employees that are asked (after the closing in November) to work from InfoSpace's offices in downtown Bellevue, and vice versa. We will not have specifics on where people are working for several months.

14.  Why will the combined company have the InfoSpace name and what will happen
-------------------------------------------------------------------------------
     to the Go2Net name?
     -------------------

     There are a couple reasons why "InfoSpace" will be the combined company's corporate name. First, the structure of the merger calls for GNET shares to be exchanged for INSP shares. Second, Wall Street appreciates and rewards clarity. So it would not make sense to have all of us be InfoSpace shareholders, but to have Go2Net as the corporate name. Third, the InfoSpace name also has fewer issues with confusion in the marketplace, such as we have experienced with Go and GoTo. So we should all get comfortable with the InfoSpace name and embrace it! While the Go2Net name may go away, it will not be forgotten!

15.  What changes will occur after the closing later this year?
---------------------------------------------------------------

     What will happen later this year is already a work in progress. Mike Riccio from Go2Net and Rand Rosenberg, InfoSpace's CFO, will lead an integration team that will be developing this plan. As mentioned above, we will work much closer with the InfoSpace employees in Bellevue after the deal is closed. We must embrace the merger and put our energy into building the right ongoing entity. This will mean different things to different people in the organization. Some people will not see any change in what they do every day, some people will work very closely with people in Bellevue, some people will have new people working with them, for them or above them. It is simply too early to tell what will happen. One thing is certain: the combined company will continue to evolve and grow very quickly, so as with Go2Net, you should always be prepared for change.

16.  Will the combined company continue to acquire companies?
-------------------------------------------------------------

     Absolutely. We plan to continue to grow both organically and by continuing to aggressively pursue strategic investments and acquisitions. With a combined market cap of more than $15 billion, we will be in a strong position to be an aggressive industry consolidator, both domestically and internationally.

17.  What does this mean for Paul Allen and Vulcan?
---------------------------------------------------

     As mentioned above, Vulcan will continue on the board of directors of the combined company. In addition, Vulcan will continue to have a very meaningful ownership stake and be a highly strategic partner. Vulcan is excited about having access to InfoSpace's wealth of applications and technologies to include in their broadband initiatives, and plans to be a long-term partner.

18.  What about the annual review process we just started?
----------------------------------------------------------

     We will continue with the review process as planned. If you are granted options during the review, you will be granted GNET options, which will be transferred to INSP options at the closing in the November time frame. In terms of your goals and objectives associated with your review, they should be written as if there is no pending merger - and we will revise/update these goals after the merger is closed.

19.  Will the benefits and vacation package change after closing?
-----------------------------------------------------------------

     The benefits and vacation packages of the two companies are very similar. We will let you know how this will affect the combined company's package before the closing.

20.  Is this the end for Go2Net?
--------------------------------

     ABSOLUTELY NOT! Go2Net is stepping up to the next level and we very much view this as a new beginning. InfoSpace has shown tremendous vision in building its company, becoming a wireless leader before anyone had identified wireless infrastructure as a category! The combined company is a leader TODAY. The combined company will have more resources, a stronger employee base, and tremendous distribution in the narrowband, broadband and wireless areas (both domestically and internationally). We believe the combined company has infinite upside and we are extremely excited about working with InfoSpace to create a global leader. The combined company will continue to grow quickly, acquire and climb the industry ladder. We are committed to being one of the very top companies in the industry!

     We're sure you all have many more questions than the ones above. The meeting on Thursday will clarify a lot of the items not covered in this email--and we will have plenty of time for Q&A. Please talk to your manager if you have any pressing questions. But I would urge you not to bombard your manager too much, because the Thursday meeting will clarify a lot of your questions, and no one will have all the answers right away. If you have questions for the company meeting that you want to send in anonymously, please send to Andrea Wood (aw@go2net.com).

     This is a very exciting moment in Go2Net's history, and lays the groundwork for substantial future growth, value creation and true industry leadership. All that being said, we do not have the luxury of sitting around talking about the merger for the next two weeks or even two hours! We have tons of work to do this quarter to reach our goals. We cannot lose focus.

FINAL NOTE / REMINDER: This email is confidential and for Go2Net use only. Do not forward to family, friends or anyone outside the company. In terms of contacting outside partners (like advertisers, bdev partners, technology partners etc), we will have a draft email ready for those people in the next 24 hours, so please do not send a blanket email to your contacts. We will have an official email ready for them by Thursday.

We look forward to seeing you at the meetings on Thursday!


--Russ, John, Mike, Rick and Eric



                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.